

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 14, 2008

<u>VIA U.S. MAIL</u>

Jeff T. Wilson
Chief Financial Officer
Microvision, Inc.
6222 185th Avenue NE
Redmond, Washington 98052

      Re: **Microvision, Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed March 13, 2008
              File No. 000-21221

Dear Mr. Wilson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Angela Crane
                               Branch Chief